Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,

	2012	2011	2010	2009	2008

Earnings:
Net income (loss) attributable to the Company	208,050	164,384	153,902	(3,595)	84,883
Provision for income taxes	69,244	56,387	49,038	5,677	28,743
Equity in (earnings) losses from real estate ventures	(20,793)	(6,385)	11,379	58,867	5,462
Operating distributions from real estate ventures	10,641	593	188	157	1,064
Fixed charges	81,569	75,237	78,549	88,598	68,908
Total Earnings	348,711	290,216	293,056	149,704	189,060

Fixed Charges:
Interest expense	37,724	33,756	41,723	52,005	31,933
Applicable portion of rent expense (1)	43,845	41,481	36,826	36,593	36,975
Total Fixed Charges	81,569	75,237	78,549	88,598	68,908

Ratio of Earnings to Fixed Charges	4.28	3.86	3.73	1.69	2.74

1. Represents one-third of rent expense, which we believe approximates the portion of rent expense that relates to interest.